  Exhibit 99.1

High Tide Reports Second Consecutive Quarter of Record Revenue and Adjusted EBITDA; $118 Million and $5.5 Million, Respectively

The Company Also Reports Year-Over-Year Increase in Free Cash Flow1 From ($6.3 Million) to ($2.3 Million) Representing a 64% Improvement

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021, to its short form base shelf prospectus dated April 22, 2021.

  12th Straight Quarter of Positive Adjusted EBITDA, Representing an 86% Increase Year-Over-Year and 10% Sequentially
  High Tide Reaches 9% of Canadian Cannabis Retail Market Share[2], Following 1% Sequential Growth in Each of the Past Five Quarters
  Same-Store Sales Increased by 52% Year-Over-Year and 4% Sequentially, Representing the Sixth Consecutive Quarter of Sequential Gains
  High Tide Remains the Highest Revenue Generating Cannabis Company Reporting in Canadian Dollars[3] and Sets Objective of Becoming Free Cash Flow Positive Within This Calendar Year
  The Company Remains the Largest Non-Franchised Cannabis Retailer in Canada With 151 locations as Well as Over 975,000 Cabana Club Members, and a Global Customer Database Surpassing 4.5 Million

CALGARY, AB, March 17, 2023 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (NASDAQ: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, released today its financial results for the first fiscal quarter of 2023 ended January 31, 2023, the highlights of which are included in this news release. The full set of consolidated financial statements for the three months ended January 31, 2023, and the accompanying management's discussion and analysis can be accessed by visiting the Company's website at www.hightideinc.com, its profile pages on SEDAR at www.sedar.com, and EDGAR at www.sec.gov.

_____________________________
[1] Free cash flow defined as cash flow from operations. minus capex and lease payments
[2] Based on Statistics Canada and Hifyre data, for the months of November, 2022 December, 2022 and January 2023, not including the province of Quebec.
[3] Based on reporting by New Cannabis Ventures as of March 16, 2023. For the New Cannabis Ventures' senior listing, segmented cannabis-only sales must generate more than US$25 million per quarter (CAD$31 million) – for full details, see: https://www.newcannabisventures.com/cannabis-company-revenue-ranking/

First Fiscal Quarter 2023 – Financial Highlights:

  Revenue increased to $118.1 million in the first fiscal quarter of 2023 compared to $72.2 million during the same period in 2022, representing an increase of 64% year-over-year and 9% sequentially
  Gross profit increased to $32.2 million in the first fiscal quarter of 2023 compared to $23.0 million during the same period in 2022, representing an increase of 40% year-over-year and 9% sequentially
  Gross profit margin in the three months ended January 31, 2023, was 27%, consistent with the previous three quarters. The Company notes that gross margins earned in its bricks-and-mortar stores ticked higher sequentially
  Adjusted EBITDA increased to $5.5 million in the first fiscal quarter of 2023 compared to $3.0 million during the same period in 2022, representing an increase of 86% year-over-year and 10% sequentially
  Salaries, wages and benefits represented 12% of revenue in the first fiscal quarter of 2023, which improved from 14% in the first fiscal quarter of 2022 and was consistent with the prior three quarters
  Given the strong cost controls the Company has been implementing, general and administrative expenses represented 6% of revenue in the first fiscal quarter of 2023, which improved from 8% in the first fiscal quarter of 2022 and improved from 7% in the previous quarter
  Cabanalytics data sales were $6.6 million in the first fiscal quarter of 2023 compared to $4.7 million for the same quarter last year. Sequentially, Cabanalytics data sales increased by 3%
  For locations operational throughout the first fiscal quarter of 2023 and 2022, same-store sales increased by 52% year-over-year. Sequentially, same-store sales increased by 4%, representing the sixth consecutive quarter of same-store sales growth
  The Company continued the rollout of ELITE, the first-of-its-kind cannabis paid loyalty program in Canada, with membership reaching approximately 9,500, representing a 58% increase since January 30, 2023
  Cash on hand as of January 31, 2023, totalled $23.7 million

"I am humbled and delighted to share our results from yet another record-setting quarter, where we have continued to execute with excellence, resulting in our second consecutive quarter of record revenue and adjusted EBITDA which includes an improvement of over 64% in our free cash flow year-over-year. These results further solidify our position as the largest revenue-generating cannabis company in Canada, reporting in Canadian dollars while continuously improving profitability. This is our twelfth consecutive quarter of positive adjusted EBITDA and fourth consecutive quarter of sequential same-store sales growth. Overall, our financials tell a truly inspiring and exciting story. While some of our peers have flatlined in revenue or struggled with maintaining margins, our results indicate that our company has succeeded in managing our exponential growth and driving consistent margins.

"These financial metrics point to something very important and unique to High Tide, our strength in generating cash while experiencing organic growth, illustrating the apparent success of our business model. While a further deterioration of the broader cannabis capital markets has occurred, we've remained focused on operating a fundamentally strong organization with strategic and attainable goals for growth. While we have executed and delivered on our hypergrowth strategy in recent years, establishing our brands and becoming a household name in Canadian cannabis retail, considering the market realities today, I am announcing a shift in that strategy. While we would never overlook a compelling M&A opportunity, we are now adding to our strategic mission the goal of becoming one of the first cannabis companies in Canada to generate free cash flow from operations by the end of this calendar year. We believe this is not only something that current market conditions demand but that doing so will mitigate risks as we navigate through uncertainty and give our shareholders an advantage. Although we can leverage various financial tools at our disposal to continue to gobble up market share through acquisitions, we believe that at this time, a more measured and nuanced approach is appropriate for our company and its shareholders and will ultimately lead to maximizing shareholder value, something that we so adamantly strive for," said Raj Grover, President and Chief Executive Officer of High Tide.

"We have proven that we know how to grow the organization consistently, increasing our top line while maintaining margins, and we plan to leverage that success to achieve this new goal. As with any strategy adjustment, some of our objectives must shift as well. Previously, we had communicated plans to add 40 to 50 new stores in 2023. Today, we are turning our attention away from meeting that goal with this newly minted strategic objective of being amongst the first Canadian cannabis companies to become free cash flow positive – while also continuing to grow in a stable and consistent way. Beyond slowing our expenditures in acquisitions, and rapid build-out of organic locations, we have taken steps to add internal systems that strengthen our operations from a financial standpoint, which includes recently launching a company-wide project, supported by outside consultants, aimed at maximizing the integration of our various business units and systems in order to optimize productivity and output. Our position as the largest non-franchised retailer in Canada allows us the unique opportunity to slow our growth without risking market share decline while focusing on fundamentals such as free cash flow generation and profitability. We can return to our model of hyper-growth at any point, whether through M&A at highly attractive valuations or new organic store openings in high-quality locations; however, we will only do so in a way that aligns with our focus on a strong financial foundation. As noted in our filings and release, we have continued to capture market share at a rate of 1% per quarter, leading us to reach 9% of the total Canadian cannabis retail market outside of Quebec. This is such an important milestone and one that I do not take lightly. It is due to the steadfast determination of our team in executing the vision of our company and industry.

"I will close by saying a massive thank you to our valued customers and shareholders, the entire team at High Tide, and all those who make High Tide what it is. While the cannabis industry continues to experience growing pains on its path to its inevitable, legitimized, and rightful place in the global economic landscape, it is our strongly held belief, particularly given that our quarterly revenue now exceeds our market capitalization, that our share price is currently significantly undervalued. I believe that High Tide is and will continue to be a very attractive player in this challenging yet burgeoning industry, and for that, I remain extremely optimistic," added Mr. Grover.

First Quarter 2023 – Operational Highlights (Nov 1- Jan 31):

  Organic retail store expansion continued with 8 new Canna Cabana locations: 1 in British Columbia, 1 in Manitoba and 6 in Ontario
  High Tide closed the acquisition of Jimmy's, adding 2 additional retail cannabis stores in British Columbia
  The Company maintained its status as the highest revenue-generating cannabis company in Canada³
  The Company launched cannabis seed sales through its subsidiaries GrassCity, Smoke Cartel, Daily High Club and Dankstop e-commerce platforms
  The Company continued the rollout of its Fastendr™ technology, with 120 Canna Cabana locations having been equipped with the technology by the end of the quarter
  The Company launched "ELITE", the first-of-its-kind cannabis paid membership loyalty program in Canada
  The Company signed an LOI with Berlin-based health and life science company Sanity Group to better position itself to take advantage of potential German adult-use cannabis legalization opportunity
  The Company continued the roll out of its higher margin Cabana Cannabis Co products in Saskatchewan, Manitoba and Ontario

Subsequent Events (Feb 1 - present):

  ELITE upgrades totalled approximately 9,500 members, representing a 58% increase since January 30, 2023
  The Company announced the departure of Rahim Kanji, Chief Financial Officer and the appointment of Sergio Patino as its interim Chief Financial Officer

Selected financial information for the first quarter ended January 31, 2023:

(Expressed in thousands of Canadian Dollars)

	Three months ended January 31
	2023	2022	Change
	$	$
Revenue	118,076	72,218	64%
Gross Profit	32,181	22,982	40%
Gross Profit Margin	27%	32%	(5%)
Total Operating Expenses	(36,103)	(29,129)	(24%)
Adjusted EBITDA	5,500	2,955	86%
Loss from Operations	(3,922)	(6,147)	36%
Net loss	(3,862)	(7,352)	47%
Loss per share (Basic)	(0.05)	(0.14)	60%

The following is a reconciliation of Adjusted EBITDA to Net Loss:

	Three Months Ended January 31
	2023	2022
Net (loss) income	(3,862)	(7,352)
Income taxes (recovery)	(1,236)	(1,064)
Accretion and interest	1,813	1,551
Depreciation and amortization	7,986	7,111
EBITDA (1)	4,701	246
Foreign exchange loss (gain)	(15)	97
Transaction and acquisition costs	665	909
(Gain) loss revaluation of derivative liability	(1,261)	(525)
Loss (gain) on extinguishment of debenture	-	18
Impairment loss	-	89
Share-based compensation	1,436	1,902
Loss (gain) on revaluation of marketable securities	(8)	219
Gain on extinguishment of financial liability	(18)	-
Adjusted EBITDA (1)	5,500	2,955

(1)	Earnings before interest, taxes, depreciation, and amortization ("EBITDA") and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company's operating performance and therefore highlight trends in Company's core business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Outlook

High Tide is the market leader in Canadian bricks-and-mortar cannabis retail, with 151 locations operating across the country and a loyalty base of over 975,000 Cabana Club members. The Company had previously announced its target to add 40-50 new retail locations in calendar 2023; however, given the current macro conditions and the state of cannabis capital markets, the Company is revising its earlier guidance. The new goal for calendar 2023 is to achieve free cash flow generation by the end of this calendar year.  At the end of November, the Company launched Cabana ELITE, its premium paid membership offering and has already onboarded approximately 9,500 members. The Company expects this number to increase steadily over the coming quarters.

The Company notes that its second fiscal quarter totals three fewer calendar days than the first fiscal quarter, which also enjoys the seasonal benefits of the holiday period. Further, consistent with our new strategy, new store growth has meaningfully slowed, and the Company has added no new stores since the conclusion of the first fiscal quarter.

Throughout 2022, High Tide deployed its customized Fastendr™ technology in 120 locations across Canada. This rollout will continue through the remainder of the calendar year and includes an opportunity to start licensing the technology in the US in late 2023.

Since mid-2022, High Tide has been launching white-label products through its Cabana Cannabis Co and NuLeaf Naturals brands in Ontario, Manitoba and Saskatchewan. The Company is actively rolling out more SKUs through the course of the year and in conjunction with other higher-margin revenue streams, such as ELITE membership fees, which should result in consolidated gross margins remaining steady and ticking higher in the quarters ahead.

High Tide Earnings Event Webcast

The Company will host a webcast and conference call to discuss the Financial Statements at 11:30 AM (Eastern Time) Monday, March 20, 2023.

Webcast Link for High Tide Earnings Event:   https://events.q4inc.com/attendee/193203965

Participants may pre-register for the webcast by clicking on the link above prior to the beginning of the live webcast. Three hours after the live webcast, a webcast replay will be available at the same link above.

Participants who wish to ask questions during the event may do so through the call-in line, the access information for which is as follows:

Participant Details:

Joining by Telephone:

Canada dial-in number (Toll-Free):	1 833 950 0062
Canada dial-in number (Local):	1 226 828 7575
United States (Toll-Free):	1 833 470 1428
United States (Local):	1 404 975 4839
All other locations:	1 929 526 1599
Access code:	291706

*Participants will need to enter the participant access code before being met by a live operator*

Employee Stock Options Grant

In addition, High Tide announces the grant of 32,500 incentive stock options (the "Options") to various employees, consultants and management of the Company. Each Option is exercisable at the closing price of the Company's common shares listed on the TSX Venture Exchange (the "TSXV") based on the last trading day immediately prior to this press release, expires three years from the date of grant, and vests over a two-year period. Each Option is exercisable to purchase one common share of the Company and is being issued pursuant to the terms of the Company's Omnibus Plan, which became effective on June 2, 2022.

ATM PROGRAM QUARTERLY UPDATE

Pursuant to the Company's at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $40 million (or the equivalent in U.S. dollars) of common shares ("Common Shares") from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the "TSXV"), the Company announces that, during its first fiscal quarter ended January 31, 2023, the Company has issued an aggregate of 821,537 Common Shares over the TSXV and Nasdaq Capital Market ("Nasdaq"), for aggregate gross proceeds to the Company of $1.8 million.

Pursuant to an equity distribution agreement dated December 3, 2021, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the "Agents"), associated with the ATM Program (the "Equity Distribution Agreement"), a cash commission of less than $0.1 million on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the first quarter ended January 31, 2023.

The Company intends to use the net proceeds of the ATM Program if any, and at the discretion of the Company, to fund strategic initiatives, it is currently developing, to support the growth and development of the Company's existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program will be issued pursuant to a prospectus supplement dated December 3, 2021 (the "Canadian Prospectus Supplement") to the Company's final base shelf prospectus dated April 22, 2021, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the "Canadian Shelf Prospectus") and pursuant to a prospectus supplement dated December 3, 2021 (the "U.S. Prospectus Supplement") to the Company's U.S. base prospectus dated September 17, 2021 (the "U.S. Base Prospectus") included in its registration statement on Form F-10 (the "Registration Statement") and filed with the U.S. Securities and Exchange Commission (the "SEC"). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC's website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest non-franchised cannabis retail chain in Canada, with 151 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in North America.

Retail Innovation: Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

E-commerce Platforms: High Tide operates a suite of leading accessory sites across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com and BlessedCBD.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brand™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies in both 2021 and 2022 by Report on Business Magazine. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss High Tide profile pages on SEDAR and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. These statements relate to future events or future performance. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events.

The forward-looking information and forward-looking statements contained herein include, but are not limited to, statements regarding: the Company's business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation, proposed acquisitions); the Company's future growth prospects and intentions to pursue one or more viable business opportunities; the development of the Company's business and future activities following the date hereof; expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations; expectations with respect to economic, business, regulatory or competitive factors related to the Company or the cannabis industry generally; the market for the Company's current and proposed product offerings, as well as the Company's ability to capture market share; the Company's strategic investments and capital expenditures, and related benefits; changes in general and administrative expenses; future Business operations and activities and the timing thereof;  the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company and its ability to fund its working capital requirements and forecasted capital expenditures; the distribution methods expected to be used by the Company to deliver its product offerings; the competitive landscape within which the Company operates and the Company's market share or reach; the performance of the Company's business and the operations and activities of the Company; the Company adding the number of additional cannabis retail store locations the Company proposes to add to the Company's business upon the timelines indicated herein, and the Company remaining on a positive growth trajectory; same-store sales continuing to increase; the Company making meaningful increases to its revenue profile; the Company deploying Fastendr™ technology across the Company's retail stores upon the timelines disclosed herein, including licensing this technology towards the end of 2023; the Company continuing to increase its revenue; the Company building upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company continuing to integrate and expand its CBD brands; the Company completing the development of its cannabis retail stores; the Company's ability to generate consistent free cash flow from operations and from financing activities, including by amending its loan agreement, on the timelines indicated herein; the Company's ability to maximize shareholder value; the Company's ability to obtain, maintain, and renew or extend, applicable authorizations, including the timing and impact of the receipt thereof; the realization of cost savings, synergies or benefits from the Company's recent and proposed acquisitions, and the Company's ability to successfully integrate the operations of any business acquired within the Company's business; the anticipated sales from continuing operations; Cabana Club and Cabana ELITE loyalty programs membership continuing to increase; the Company launching additional Cabana Cannabis Co. and NuLeaf Naturals branded SKUs on the timelines outlined herein; the Company hitting its forecasted revenue and sales projections; the Company securing the proposed credit facilities on the terms and within the timelines set out herein; the use of proceeds from the proposed credit facilities being utilized as outlined herein; the anticipated effects of the proposed credit facilities on the business and operations of the Company; the intention of the Company to complete the ATM Program and any additional offering of securities of the Company; the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program and/or any future offering; the Company's expected use of the net proceeds from the ATM Program and/or any future offering; the listing of Common Shares offered in the ATM Program and/or any future offering; and the Company continuing to grow its online retail portfolio through further strategic and accretive acquisitions.

Forward-looking information in this press release are based on certain assumptions and expected future events, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, and those assumptions and expected future events include, but are not limited to: current and future members of management will abide by the Company's business objectives and strategies from time to time established by the Company; the Company will retain and supplement its board of directors and management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate; the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its business and operations; the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be; no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts business and any other jurisdiction in which the Company may conduct business in the future; the Company will be able to generate cash flow from operations, including, where applicable, the distribution and sale of cannabis and cannabis products; the Company will be able to execute on its business strategy as anticipated; the Company will be able to meet the requirements necessary to obtain and/or maintain authorizations required to conduct the business; general economic, financial, market, regulatory, and political conditions, including the impact of the COVID-19 pandemic, will not negatively affect the Company or its business; the Company will be able to successfully compete in the cannabis industry; cannabis prices will not decline materially; the Company will be able to effectively manage anticipated and unanticipated costs; the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws; the Company will be able to conduct its operations in a safe, efficient and effective manner; general market conditions will be favourable with respect to the Company's future plans and goals; the Company will reach its anticipated sales from continuing operations; the Company will complete its proposed acquisitions; the Company will hit its forecasted revenue and sales projections; Cabana Club and Cabana ELITE loyalty programs membership will continue to increase; the Company will deploy Fastendr™ technology across the Company's retail stores, including licensing this technology, upon the timelines disclosed herein; same-store sales will continue to increase; the Company will make meaningful increases to its revenue profile; the Company will continue to increase its revenue; the Company will build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; the Company will continue to integrate and expand its CBD brands; the Company will add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; the Company will complete the development of its cannabis retail stores; the Company will secure the proposed credit facilities (and will have the ability to obtain all requisite approvals) on the terms and within the timelines anticipated; the use of proceeds from the proposed credit facilities will be utilized as outlined herein; the proposed credit facilities will have the anticipated effect on the business and operations of the Company; the Company will complete the ATM Program; the Company's will use of the net proceeds from the ATM Program and/or any future offering as outlined herein; the Company will list the Common Shares offered in the ATM Program and/or any future offering; and the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the Company's inability to attract and retain qualified members of management to grow the Company's business and its operations; unanticipated changes in economic and market conditions or in applicable laws; the impact of the publications of inaccurate or unfavourable research by securities analysts or other third parties; the Company's failure to complete future acquisitions or enter into strategic business relationships; interruptions or shortages in the supply of cannabis from time to time available to support the Company's operations from time to time; unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its business and operations, including the Company's inability to respond or adapt to such changes; the Company's inability to secure or maintain favourable lease arrangements or the required authorizations necessary to conduct the business and operations and meet its targets; the Company's inability to secure desirable retail cannabis store locations on favourable terms; risks relating to projections of the Company's operations; the Company's inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company; risk that the Company will not reach the anticipated sales from continuing operations; risk that the Company will not hit its forecasted revenue and sales projections; risk that Cabana Club or Cabana ELITE loyalty program membership will decrease or plateau; risk that the Company will be unable to deploy Fastendr™ technology across the Company's retail stores or license it on the timelines disclosed herein; risk that same-store sales will not increase, but decease and/or plateau; risk that the Company will be unable to increase its revenue profile, but that it will decease or plateau; risk that the Company will be unable to build upon its existing momentum in the international hemp-derived CBD and consumption accessories e-commerce sectors; risk that the Company will be unable to continue to integrate and expand its CBD brands; risk that the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions; risk that the Company will be unable to add additional cannabis retail store locations to the Company's business and remain on a positive growth trajectory; risks that the Company will be unable to complete the development of any or all of its cannabis retail stores; risk that the Company will be unable to secure the proposed credit facilities, unable to utilize the proposed credit facilities on the terms and within the timelines anticipated and/or the proposed credit facilities will not have the anticipated effect on the business and operations of the Company; risk that the Company will not become the largest revenue-generating cannabis company reporting in Canada dollars; risk the Company will not complete the ATM Program; the Company's inability to list the Common Shares offered in the ATM Program and/or any future offering; the Company's failure to utilize the use of proceeds from the ATM Program and/or any future offering as expected; risks surrounding the legality of delta-8 tetrahydrocannabinol ("Delta-8") derived from hemp; risks surrounding the uncertainty and legality of Delta-8 and delta-9 tetrahydrocannabinol ("Delta-9") state to state; risk that the United States Drug Enforcement Administration could consider the Company's Delta-8 products an illegal controlled substance under the Controlled Substances Act (the "CSA") or Federal Analogue Act in the United States; risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws; risk that the Company's Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana; risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this press release are discussed in greater detail in the "Non-Exhaustive List of Risk Factors" section in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedar.com and www.sec.gov, which risk factors are incorporated herein by reference.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

CAUTIONARY NOTE REGARDING FUTURE ORIENTED FINANCIAL INFORMATION

This press release may contain future oriented financial information ("FOFI") within the meaning of Canadian securities legislation, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by management to provide an outlook of the Company's activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this press release are, or may be, based upon certain additional assumptions that management believes to be reasonable based on the information currently available to management, including, but not limited to, assumptions about: (i) the future pricing for the Company's products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Company's business, (iii) the Company's ongoing inventory levels, and operating cost estimates, (iv) the Company obtaining the proposed credit facilities, (v) the Company completing the ATM Program, and (vi) the Company's unaudited financial results for the period ended January 31, 2023. The FOFI or financial outlook contained in this press release do not purport to present the Company's financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading above entitled "Cautionary Note Regarding Forward-Looking Statements" and under the heading "Non-Exhaustive List of Risk Factors" in the Company's public disclosures, FOFI or financial outlook within this press release should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this press release. Except as required by Canadian securities laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

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SOURCE High Tide Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2023/17/c0047.html

%CIK: 0001847409

For further information: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 16:01e 17-MAR-23